UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 23, 2021

ACE GLOBAL BUSINESS ACQUISITION LIMITED

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-40309	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6/F Unit B, Central 88, 88-89 Des Voeux Road Central,

Central, Hong Kong

(Address of principal executive offices)

Registrant’s telephone number, including area code: (852) 9086 7042

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Ordinary Share, par value $0.001 per share, and one Redeemable Warrant entitling the holder to receive one Ordinary Share	ACBAU	NASDAQ Capital Market

Ordinary Shares	ACBA	NASDAQ Capital Market

Warrants	ACBAW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 23, 2021, Ace Global Business Acquisition Limited (“Purchaser”) entered into a share exchange agreement (the “Agreement”) with DDC Enterprise Limited, a Cayman Islands Company (“DDC”), and Norma Chu Ka Yin, as the shareholders’ representative (the “Shareholders’ Representative”) of the shareholders of DDC (the “Shareholders”), in connection with the proposed purchase and sale of all of the outstanding equity interests of DDC. Subject to the terms and conditions of the Agreement, at the closing (the “Closing”) of the transactions contemplated by the Agreement (the “Transactions”), the Shareholders shall sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase, all of the ordinary shares of the Company (the “Company Ordinary Shares”) held by each such Shareholder, which represents all of the issued and outstanding shares of DDC, in exchange for, subject to the limitations set forth below, the Purchaser Ordinary Shares and Earnout Shares. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Agreement.

Subject to the terms and conditions set forth in the Agreement, at the Closing, the Shareholders shall receive thirty million (30,000,000) ordinary shares of the Purchaser (the “Purchaser Ordinary Shares”), valued at ten dollars ($10) per share (the “Consideration”), less the Escrow Shares. At Closing, the Purchaser shall place ten percent (10%) of the Consideration into escrow (the “Escrow Shares”), which shall be used to pay for any losses suffered by the Purchaser, each of its Affiliates and each of its and their respective members, managers, partners, directors, officers, employees, shareholders, attorneys and agents and permitted assigns as a result of or in connection with, among other things, any breach, inaccuracy or nonfulfillment or any of the representations and warranties of DDC contained in the Agreement (the “Indemnity Obligations”). One (1) year after the Closing, the Escrow Shares that remain in escrow after payment of any Indemnity Obligation shall be distributed by the Shareholders’ Representative to the Shareholders, pro rata based on each such Shareholder’s percentage of ownership in DDC immediately prior to Closing.

In addition, subject to the terms and conditions set forth in the Agreement, certain management members of DDC (“Company Management”) have the contingent right to receive additional earnout consideration from the Purchaser based on the performance mechanics described below in the form of Purchaser Ordinary Shares representing, in the aggregate, twelve percent (12%) of the Purchaser Ordinary Shares post-Closing (the “Earnout Shares”). In the event that the Purchaser’s revenue exceeds (i) forty-one million dollars ($41,000,000) for the fiscal year ended December 31, 2021 (as evidenced by and pursuant to the audited financial statement of the Purchaser for the fiscal year ended 2021), then Company Management shall receive one million (1,000,000) Earnout Shares; (ii) sixty-six million dollars ($66,000,000) for the fiscal year ended December 31, 2022 (as evidenced by and pursuant to the audited financial statement of the Purchaser for the fiscal year ended 2022), then Company Management shall receive one million (1,000,000) Earnout Shares; and (iii) one hundred eighteen million dollars ($118,000,000) for the fiscal year ended December 31, 2023 (as evidenced by and pursuant to the audited financial statement of the Purchaser for the fiscal year ended 2023), then Company Management shall receive one million (1,000,000) Earnout Shares. In addition, in the event that the volume weighted-average per-share trading price of the Purchaser Ordinary Shares is at or above eighteen dollars ($18.00) per share for twenty (20) consecutive trading days in any twenty (20)-day continuous trading period starting on the day of Closing and ending on December 31, 2025, then Company Management shall receive six hundred thousand (600,000) Earnout Shares.

The Agreement contains customary representations, warranties and covenants of DDC, the Shareholders and the Purchaser, including, among others, covenants (i) to conduct their respective businesses in the ordinary course during the period between the execution of the Agreement and the Closing and (ii) not to engage in certain kinds of transactions during such period.

The Closing is subject to customary conditions, including, among others, that (i) the shareholders of the Purchaser shall have approved and adopted the Agreement and the consummation of the Transactions; and (ii) at the Closing, after giving effect to (A) the completion of any redemptions by shareholders of the Purchaser of all or a portion of their Purchaser Ordinary Shares or Purchaser Units in accordance with Purchaser’s organizational documents; (B) the completion of any additional equity financing obtained by Purchaser prior to the Closing; and (C) all available amounts in the trust account established by the Purchaser in connection with the consummation of its initial public offering, the Purchaser shall have in cash an amount equal to or exceeding fifteen million dollars ($15,000,000).

The foregoing description of the Agreement and the Transactions are not complete and are subject to and qualified in their entirety by reference to the Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Shareholder Support Agreement

In addition to and concurrent with the execution of the Agreement, the Purchaser and certain shareholders of DDC (the “Holders”) entered into a Shareholder Support Agreement (the “Support Agreement”), pursuant to which the Holders irrevocably and unconditionally agreed to certain covenants and agreements related to the Transactions, particularly with respect to taking supportive actions to consummate, and voting in favor of, the Agreement and the Transactions. In addition, the Holders irrevocably waived, and agreed to not exercise, any of their rights of appraisal, dissenters’ rights and similar rights related to the Transactions.

The foregoing descriptions of the Support Agreement and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Support Agreement, a form of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

General

The Purchaser’s Board of Directors has (i) determined that it is in the best interests of the Purchaser for the Purchaser to enter into the Agreement and consummate the Transactions in accordance with the terms and conditions thereof and (ii) approved the execution and delivery of the Agreement, the Purchaser’s performance of its obligations thereunder and the consummation of the Transactions in accordance with the terms and conditions thereof.

The Agreement has been included to provide investors with information regarding the terms of the Transactions, and the other transactions contemplated by the Agreement. The Agreement is not intended to provide any other factual information about the Purchaser, DDC or their respective subsidiaries or affiliates. The Agreement contains representations and warranties of the Purchaser and DDC. The assertions embodied in those representations and warranties were made for purposes of the Agreement, and are qualified by information in disclosure schedules that the parties have exchanged in connection with the execution of the Agreement.

The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what an investor might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, you should read the representations and warranties in the Agreement not in isolation but only in conjunction with the other information about Purchaser that is included in reports, statements and other filings made with the Securities and Exchange Commission (the “SEC”).

Item 7.01	Regulation FD Disclosure.

Press Release

On August 25, 2021, the Purchaser and DDC issued a joint press release announcing the execution of the Agreement and related information, a copy of which is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The press release shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.1, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in the filing.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of the Company and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. Such forward-looking statements with respect to financial performance, strategies, prospects and other aspects of the businesses of Purchaser, DDC or the combined company after completion of the business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the business combination may differ materially from the expected terms on which this information is based; (3) the outcome of any legal proceedings that may be instituted against Purchaser, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (4) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Purchaser, to obtain financing to complete the business combination or to satisfy conditions to closing in the definitive agreements with respect to the business combination; (5) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (6) the ability to comply with NASDAQ listing standards following the consummation of the business combination; (7) the risk that the business combination disrupts current plans and operations of DDC as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers, obtain adequate supply of products and retain its management and key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that Purchaser, DDC or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the inability to achieve estimates of expenses and profitability; (13) the impact of foreign currency exchange rates and interest rate fluctuations on results; and (14) other risks and uncertainties indicated from time to time in the final prospectus of Purchaser, including those under “Risk Factors” therein, and other documents filed (or furnished) or to be filed (or furnished) with the SEC by Purchaser. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. DDC and Purchaser undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It:

In connection with the proposed business combination, Purchaser intends to file with the SEC a Registration Statement on Form S-4 and will mail or email the definitive proxy statement/prospectus and other relevant documentation to Purchaser’s shareholders. This filing does not contain all the information that should be considered concerning the Transactions. It is not intended to form the basis of any investment decision or any other decision with respect to the business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws.

Purchaser shareholders and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto, and the definitive proxy statement in connection with Purchaser’s solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these materials will contain important information about Purchaser, DDC and the Transactions. The definitive proxy statement will be mailed or emailed to Purchaser shareholders as of a record date to be established for voting on the business combination when it becomes available.

WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY PURCHASER IN CONNECTION WITH THE PROPOSED TRANSACTIONS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PURCHASER, DDC AND THE PROPOSED TRANSACTIONS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Shareholders will also be able to obtain a copy of the preliminary proxy statement and definitive proxy statement once they are available, without charge, at the SEC’s website at www.sec.gov or by directing a request to Purchaser at 6/F Unit B, Central 88, 88-89 Des Voeux Road Central, Central, Hong Kong. This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Purchaser, DDC and their respective directors and officers and representatives or affiliates may be deemed participants in the solicitation of proxies of Purchaser shareholders in connection with the Transaction. Purchaser shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Purchaser in the final prospectus of Purchaser, which was filed with the SEC on April 5, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Purchaser shareholders in connection with the business combination will be set forth in the proxy statement for the business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the business combination will be included in the proxy statement that Purchaser intends to file with the SEC and other documents furnished or filed with the SEC by Purchaser.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed herewith:

Exhibit No.	Description
2.1	Share Exchange Agreement, dated as of August 23, 2021, by and among DDC, the Shareholders’ Representative and the Purchaser.†
10.1	Form of Shareholder Support Agreement, dated as of August 23, 2021, by and between the Purchaser and certain shareholders of DDC.
99.1	Press Release, dated August 25, 2021.

†	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the SEC.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Exchange Agreement, dated as of August 23, 2021, by and among DDC, the Shareholders’ Representative and the Purchaser.
10.1	Form of Shareholder Support Agreement, dated as of August 23, 2021, by and between the Purchaser and certain shareholders of DDC.
99.1	Press Release, dated August 25, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2021

Ace Global Business Acquisition Limited (Registrant)

By:	/s/ Eugene Wong
Name:	Eugene Wong
Title:	Chief Executive Officer